
March 16, 2023

Joseph Richard Moran
Chief Executive Officer
Blue Chip Capital Group Inc.
269 South Beverly Drive – Suite 373
Beverly Hills, CA 90212

>   **Re: Blue Chip Capital Group Inc.**
>   **Amendment No. 5 to**
>   **Draft Registration Statement on Form S-1**
>   **Submitted March 2, 2023**
>   **CIK No. 0001932213**

Dear Joseph Richard Moran:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 5 to Draft Registration Statement on Form S-1

Cover Page

1. We note your revisions in response to comment 2 from our letter dated July 19, 2022. Please further revise to provide a cross-reference with the heading and page number of the corresponding risk factor on page 10. Also please revise the cover page and the corresponding risk factor to identify your controlling shareholder and disclose the percentage of your total voting power this shareholder will control following the completion of this offering.

2. We refer to your disclosure in the third paragraph of the cover page regarding FINRA

approval of the symbols you request for the Units, shares of Common Stock, and the Warrants. In an appropriate location in your prospectus, please briefly explain the process of receiving FINRA approval of any listing or trading symbols you would utilize.

<u>Item 2 - Management's Discussion and Analysis of Financial Condition and Results of Operations, page 25</u>

3.   We note your response to comment 9 from our letter dated July 19, 2022. Please provide us with additional information concerning the "ongoing and pending contracts" you have in place with your subsidiaries that will help you meet short-term and long-term liquidity requirements given that you have no revenues in the periods presented. Include the following in your response:
   • Whether you have signed contracts with external counterparties;
   • The terms of the contracts;
   • Explain why the contracts are pending; and
   • Explain in greater detail the specific contractual provisions related to royalties, management fees, annual platform fees, etc.

   Refer to Item 303 of Regulation S-K which states that discussion and analysis must focus on material events and uncertainties known to management that are "reasonably likely" to occur. In the event these contracts are not reasonably likely, please remove the disclosure from future amendments and revise your liquidity discussion accordingly.

<u>Item 4 - Controls and Procedures, page 27</u>

4.   Please revise your next amendment to refer to the correct periods when disclosing management's evaluation of disclosure controls and procedures and changes in internal controls over financial reporting. Please address the following:
   • Reference to the interim period ended August 31, 2021 in the first sentence of the first paragraph; and
   • Reference to the period and quarter ended November 30, 2021 in the second sentence of the second paragraph and first sentence of the third paragraph, respectively, which is not the most recent period.

<u>Description of Offered Securities, page 33</u>

5.   We note your revisions in response to comment 20 from our letter dated July 19, 2022. Please further revise to include a description of the Units and the Warrants in the offering. Please refer to Item 9 of Form S-1 and Item 202 of Regulation S-K.

<u>Plan of Distribution</u>
<u>Placement Agent Agreement, page 34</u>

6.   We note your revisions in response to comment 10 from our letter dated July 19, 2022. Please further revise to include a definition of the term "accredited investor."

Consolidated Financial Statements - November 30, 2022 and May 31, 2022
Notes to the Consolidated Financial Statements
Note 5. Stockholders' Equity, page F-19

7.   We note your response to comment 16 from our letter dated July 19, 2022. Please tell us, with reference to applicable accounting literature, how you accounted for the warrants issued on June 29, 2021, July 3, 2021, and November 9, 2022.

Exhibits

8.   We note your response to comment 18 from our letter dated July 19, 2022 and reissue the comment in part. Please have counsel revise the legality opinion to opine on the Units and each security component thereof. In particular, please revise to address the following points:
  • Clearly opine that the common stock included in the Units will be, when sold, legally (or validly) issued, fully paid and non-assessable
  • Clearly opine that the common stock underlying the warrants will be, when sold, legally (or validly) issued, fully paid and non-assessable.
  • Since the warrants are contractual obligations issued pursuant to agreements, please file a revised legality opinion that opines on whether the warrants will be a binding obligation of the registrant under the law of the jurisdiction governing the common stock purchase warrant. In that regard, we note that the opinion does not indicate that the warrants will be the binding obligation of the registrant, and the opinion is limited to the laws of Nevada. However, the form of common stock purchase warrant filed as Exhibit 4.1 indicates that the warrant will be governed by the laws of the State of Delaware.

    For guidance, please refer to Staff Legal Bulletin 19.

     You may contact David Irving at (202) 551-3321 or Sharon Blume, Accounting Branch Chief, at (202) 551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at (202) 551-3234 or David Lin at (202) 551-3552 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Finance